Exhibit A(1)(c)

CERTIFICATE OF TRUST

OF

EQUINOX TRUST

This Certificate of Trust of Equinox Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustees, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust formed hereby is Equinox Trust.

2. Trustee. The name and the address of the trustee of the Trust in the State of Delaware is Wilmington Trust, National Association, 1100 North Market Street, Wilmington, DE 19890-0001.

3. Series. Pursuant to Section 3806(b)(2) of the Act, the Trust shall issue one or more series of beneficial interests having the rights and preferences set forth in the governing instrument of the Trust, as the same may be amended from time to time (each a “Series”).

4. Notice of Limitation of Liabilities of each Series. Pursuant to Section 3804(a) of the Act, there shall be a limitation on liabilities of each Series such that (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Trust generally or the assets of any other Series thereof and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series thereof shall be enforceable against the assets of such Series.

5. Effective Date. This Certificate of Trust shall be effective upon filing.

WILMINGTON TRUST, NATIONAL ASSOCIATION, not in its individual capacity but solely as Trustee

By:	/s/ Yvette L. Howell
Name: Yvette L. Howell
Title: Assistant Vice President

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